Exhibit (a)(2)(xi)

Brookfield Residential Properties Inc.

Important Reminder

February 17, 2015

Dear Fellow Shareholder:

This letter is being sent to you as an important reminder regarding the upcoming special meeting of shareholders (the “Meeting”) of Brookfield Residential Properties Inc. (“Brookfield Residential”). The Meeting will be held on Tuesday, March 10, 2015, at 10:00 a.m. (EST) at the Hockey Hall of Fame, 30 Yonge St., Toronto, Ontario.

At the Meeting, shareholders will be asked to consider and vote upon a resolution (the “Resolution”) approving a statutory plan of arrangement (the “Arrangement”) whereby, among other things, 1927726 Ontario Inc. (the “Purchaser”), a wholly-owned subsidiary of Brookfield Asset Management Inc. (“Brookfield Asset Management”), will acquire all of the issued and outstanding common shares (the “Common Shares”) of Brookfield Residential not already owned by Brookfield Asset Management and its affiliates for consideration of US$24.25 per Common Share.

Reasons and Benefits

Some key reasons and benefits of the Arrangement include but are not limited to the following:

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Attractive Opportunity – Brookfield Residential believes that the Arrangement is an attractive opportunity for its shareholders to monetize their Common Shares for consideration of US$24.25 per Common Share.

•

Premium Offer – The consideration of US$24.25 per Common Share represents a premium of approximately 28% over the trading price of US$19.01 on the New York Stock Exchange on October 22, 2014 (last trading day prior to announcement).

•

Highest Price – The Board determined that in light of all factors considered by the Special Committee, the consideration of US$24.25 per Common Share represented the highest price that it could obtain from Brookfield Asset Management.

Institutional Shareholder Services (ISS) recommends that shareholders vote FOR the special resolution to approve the Arrangement. ISS is a leading independent international corporate governance analysis and proxy advisory firm who, among other things, provides proxy voting recommendations to pension funds, investment managers, mutual funds and other institutional shareholders, made its recommendation after carefully reviewing the facts of the Arrangement.

ISS summarized its recommendation as follows: “The transaction process may be deemed adequate in general as the offer consideration was increased from US$23.00 to US$24.25 as a result of the negotiations. Given that the acquirer is the controlling shareholder of the company, the probability of a superior proposal in this case may be limited. In light of the adequate cash premium and no significantly noted governance concerns, a vote FOR this resolution is warranted.”

The board of Brookfield Residential unanimously (with Alan Norris and Timothy Price abstaining) recommends a vote IN FAVOUR of the proposed resolution.

Your vote is important, no matter how many or how few shares you may own. We urge you to vote TODAY.

Yours very truly,

“Robert L. Stelzl”

Robert L. Stelzl, Chairman of the Board of Directors

Brookfield Residential Properties Inc.

Your vote is important. Please submit your proxy before 10:00 a.m. EST on March 6, 2015.

You may vote via the internet at www.proxyvote.com or following the instructions provided on the voting instruction form. If you have any questions or require assistance voting your shares, please call our proxy solicitor, Laurel Hill Advisory Group at 1-877-452-7184.